Exhibit 99.3

QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

INTRODUCTION

The following information, prepared as of March 26, 2009, should be read in conjunction with the audited annual consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Quest’s primary business focus is to utilize its equity base of $291 million, augmented by prudent leverage in the form of bank debt, to invest in first mortgages secured by Canadian real estate. The Company also uses, as required, loan syndication and more recently a preferred share issuance as tools to strengthen liquidity while at the same time providing flexibility to improve its balance sheet.

Quest has initiated the reduction of its revolving debt facility and it plans to continue to reduce its outstanding debt on the facility prior to its maturity in January 2010.  In December 2008, the Company completed a $40.0 million preferred share issuance which was primarily used to reduce the revolving debt facility and at that time, the total available amount on the facility was reduced from $88.0 million to $70.0 million.

As a mortgage investment corporation (“MIC”), Quest’s balance sheet is dominated by residentially oriented loans. In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured, is, or is intended to be, devoted to residential purposes. This includes loans for the development or financing of single family, apartment, condominium, social housing and nursing/retirement residences. Quest also invests in first mortgages secured by commercial real estate and, to a much lesser extent, in loans to the Canadian resource sector.  However, recent events in the credit and real estate markets have resulted in Quest focusing on the collection of its loan portfolio and not the origination of new loans.

The mortgages Quest invests in are generally of a short-term nature with terms of less than two years. Quest’s market is predominately in western Canada and Ontario and its borrowers are generally small to medium sized real estate developers. In many instances, these real estate developers require shorter term financing from Quest to bridge them between their acquiring real estate for development and taking their project to a stage whereby they can expect to obtain more traditional financing, at much lower rates, from conventional lenders. Quest charges higher rates than conventional lenders and therefore the borrowers have a compelling incentive to finish that stage of their project during which Quest is the lender.

Quest investigates the underlying business plan for each mortgage it considers financing and determines whether the plan is achievable before proceeding to further due diligence on the mortgage. Critical to the lending process is Quest’s determination as to the likelihood of the borrower being able to pay out the loan on maturity. This includes estimating the market value of the project at completion or loan maturity. In most instances, the borrower requires either take-out financing from a conventional lender to pay out Quest’s mortgage or the ability to sell its real estate development to end users. Since the onset of the credit crisis, take-out financing from conventional sources has become more difficult to obtain for many of Quest’s borrowers, and real estate sales have slowed considerably.  As a result of this, the Company is experiencing delays in repayments and in receiving its interest payments on certain of its loans. As at December 31, 2008, this has led to a significant increase in the number of non-performing loans (loans on which the recording of interest income has ceased) in Quest’s portfolio. Deterioration in real estate values in markets where Quest operates has resulted in specific allowances for loan losses of $13.7 million as at December 31, 2008.

Quest did not originate any new loans in the fourth quarter of 2008 as the receipt of payment from loan maturities which could be used to fund new loans could not be accurately predicted and certain borrowers have been requesting an extension to the maturity date of their loans.  Management has determined it is prudent to not commit to new loans in a declining real estate market and instead to reduce the Company’s revolving debt facility.

As a result of the increase in impaired and non-performing loans and a decrease in new lending activities, Quest has reduced its mortgage origination staff and has increased staff in its collection and loan remediation areas. Currently, Quest is requesting the repayment of all loans on their maturity.  Where this is not possible, Quest works closely with borrowers to extend the maturity for those who are acting in good faith and have a reasonable business plan that demonstrates a viable repayment strategy which includes the pledging of additional collateral where possible.  In other circumstances, Quest will proceed with an orderly disposition of the real estate properties securing the impaired loans in order to mitigate loan losses.

In 2008, Quest applied for a deposit taking license from the Office of the Superintendent of Financial Institutions (“OSFI”) in order to access alternative sources of funding.  Management has reassessed this strategy and has decided to delay indefinitely its application to become a deposit taking institution.  Quest’s management is focused on managing its current loan portfolio, securing repayment of its impaired loans and implementing cost cutting measures.

As a MIC, Quest is able to reduce its taxable income through the payment of dividends to its common and preferred shareholders. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) (the “Tax Act”). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

NON-GAAP MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and payout ratio on income before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. ROE and ROA are commonly used measures to compare the performance of lenders. The fact that the Company is a MIC is the major reason the Company calculates payout ratio on income before taxes. These non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	return on equity – net income divided by average shareholders’ equity.

•	return on assets – net income divided by average total assets.

•	payout ratio on income before taxes – dividends paid divided by income before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

2008 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of Quest’s 2008 financial performance and should be read in conjunction with the “Results of Operations” section of this MD&A.

FINANCIAL PERFORMANCE

Table 1 - Selected Annual Financial Information
($ thousands, except per share amounts)
	2008	2007	2006	Change from 2007
				$	%
Key Performance Indicators
Net interest income	43,852	39,355	29,384	4,497	11%
Other income	308	11,982	19,042	(11,674)	(97%)
Income before income taxes	21,819	35,988	36,984	(14,169)	(39%)
Net income	22,831	23,667	43,701	(836)	(4%)
Earnings per share – basic(1)	0.16	0.16	0.32	-	-
Earnings per share – diluted(1)	0.16	0.16	0.31	-	-
Return on equity(1)	8%	8%	19%
Return on assets(1)	6%	7%	17%
Dividends paid per share	0.16	0.095	0.050	0.065	68%
Payout ratio on income before taxes(1)	108%	39%	19%
Loans receivable	372,084	277,710	264,902	94,374	34%
Total assets	384,255	325,744	305,737	58,511	18%
Revolving debt facilities	50,153	26,365	22,000	23,788	90%
Preferred share liability	38,724	-	-	38,724	n/a
Total liabilities	93,256	35,110	31,608	58,146	166%
Shareholders' equity	290,999	290,634	274,129	365	0%
Book value per share	1.98	1.98	1.89	0.00	0%
Impaired loans – gross outstanding principal	103,106	7,500	13,811	95,606	1,274%
Allowance for loan losses	13,735	-	586	13,735	n/a
Allowance as % of net impaired loans	13%	-	4%

1.	See page 3 for a discussion on non-GAAP measures.

Quest’s shareholders' equity has remained at a consistent level of $291.0 million at December 31, 2008, up marginally from $290.6 million a year earlier. As a MIC, Quest’s retained earnings are not expected to grow.

Quest’s debt to equity ratio as at December 31, 2008 is 0.3 to 1 compared to 0.09 to 1 a year earlier.  Total assets as a multiple of equity was 1.32 times as at December 31, 2008, up from 1.12 at December 31, 2007. These low ratios should assist the Company in the current economic climate.

Net income decreased $0.8 million or 4% in 2008 to $22.8 million as compared to $23.7 million in 2007 while diluted earnings per share (“EPS”) remained at $0.16 per share compared to 2007. The Company recorded a specific allowance for loan losses of $13.7 million in 2008 compared to $nil in 2007.

Quest’s total assets have increased $58.5 million or 18% to $384.3 million at December 31, 2008 compared to $325.7 million a year earlier. Performing loans at December 31, 2008 were $284.5 million compared to $282.7 million at December 31, 2007, an increase of $1.8 million or 0.6%. The gross principal outstanding of impaired (non-performing) loans and foreclosed real estate amounted to $103.1 million at December 31, 2008 compared to $7.5 million a year earlier. The increase in impaired loans is the result of the restrictive credit environment and declining real estate market values in certain markets.

Net interest income has increased by $4.5 million or 11% to $43.9 million in 2008 compared to $39.4 million in 2007 as a result of the increased mortgage portfolio. Other income has decreased $11.7 million from $12.0 million in 2007 to $0.3 million in 2008 as a result of the cessation of Quest’s management and securities operations in December 2007.

No bonuses were awarded to Quest executives for the year ended December 31, 2008 compared to $2.7 million awarded to executives in 2007.

Quest paid dividends to its common shareholders of $0.16 per share during 2008, a $0.065 or 68% increase over the $0.095 paid in 2007. Total dividends paid in 2008 with other tax deductions were sufficient to offset any taxable income in the Company. A special dividend in the first quarter of 2009 is not required to bring Quest’s 2008 taxable income to nil.

DIVIDEND POLICY FOR 2009

Quest’s common share dividend policy is guided by its status as a MIC.  This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry forwards. There are $9.1 million of tax losses carried forward from 2008 which may be utilized in 2009. As a result of its ability to utilize these tax losses, Quest has decided to forego paying a quarterly common share dividend on March 31, 2009 thereby increasing liquidity. The Company currently intends to pay the 2009 dividends on its preferred shares in common shares of Quest. These preferred share dividends are cumulative and serve to reduce Quest’s taxable income. The Company will monitor its 2009 taxable position and liquidity closely to determine if and when a common share dividend will be paid. Quest’s taxable income in 2009 will be subject to many factors, not least of which is the amount of any additional specific loan loss provisions the Company might incur and any reduction in recording interest income as a result of any increase in impaired loans.

OUTLOOK

Many of Quest’s borrowers require take-out financing from another lender in order to repay their mortgages. The success of this is contingent for the most part on an efficient credit market and a healthy real estate market in which Quest operates. It is likely that in 2009 there will be further instances of loans becoming impaired in the form of non-performing mortgages and the ceasing of interest income being recorded on these loans. It is also likely that certain previously impaired loans will be cured and that unrecorded interest will then be recorded as income.

In the view of management, Quest shareholders will best be served in 2009 by protecting the Company’s balance sheet position and further preserving its capital to deal with continued economic turmoil. An increased emphasis on collections and loan remediation should assist in monetizing the current mortgage portfolio in order to reduce the revolving debt facility. Management may also further utilize its financial tools of loan syndication or the issue of preferred shares to increase liquidity and reduce debt. Quest is focused on further strengthening its balance sheet and liquidity in 2009 as further outlined under the “Liquidity Risk” section herein.

Quest’s problem loan solving abilities will be put to the test in the upcoming year. There will very likely be further loan losses but the Company has sufficient capital to absorb these losses.

Quest has chosen to delay indefinitely its application to become a deposit-taking institution. In 2009, the Company will concentrate on curing its impaired loans, reducing existing debt, expense reductions and preserving capital.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	2008		2007		2006
	$	%	$	%	$	%
Interest, other income, interest expense and provision for loan losses
Interest and related fees	46,819	154	40,021	78	30,764	64
Non-interest or other income	308	1	11,982	23	19,042	40
Interest expense	(2,967)	(10)	(666)	(1)	(1,380)	(3)
Provision for loan losses	(13,735)	(45)	-	-	(238)	(1)
	30,425	100	51,337	100	48,188	100
Expenses
Salaries and benefits	3,070	36	5,042	33	2,889	26
Bonuses	50	0	2,895	19	4,241	38
Stock-based compensation	1,020	12	1,085	7	521	4
Legal and professional services	1,348	16	2,904	19	1,908	17
Resource asset related expenses (recoveries)	481	5	61	-	(142)	(1)
Other	2,637	31	3,362	22	1,787	16
	8,606	100	15,349	100	11,204	100

Income before income taxes	21,819		35,988		36,984
Income tax (recovery) expense	(1,012)		12,321		(6,717)

Net income	22,831		23,667		43,701

Interest and related fees

Interest and related fees increased by $6.8 million or 17% to $46.8 million for 2008 as compared to $40.0 million in 2007 with a further comparison to $30.8 million in 2006.  This increase was largely due to greater average loan balances in 2008 as compared to 2007. Measured on a quarterly basis, the average outstanding loan portfolio was $339 million in 2008, an $80 million or 31% increase over the $259 million average balance outstanding in 2007. Based on these average outstanding portfolio balances, interest and related fee yields were 14% in 2008 compared to 15% in 2007. This decrease may be attributed primarily to an increase in non-performing loans and the ceasing of recording interest income on these loans.

Non-interest or other income

The Company’s non-interest or other income in prior years largely related to gains on its marketable securities and investments and to its management and corporate finance services operations.  As explained elsewhere in this MD&A, the Company divested itself of these operations during December 2007 in part to attain MIC eligibility. Only loan syndication operations continued into 2008. Consequently, other income in 2008 decreased $11.7 million or 97% to $0.3 million from $12.0 million in 2007. Other income amounted to $19.0 million in 2006.

Interest expense

Interest expense relates to interest on Quest’s revolving debt facility and will include dividends on its cumulative preferred shares in 2009. The utilization of the $88 million facility during 2008 to fund loans increased interest expense $2.3 million to $3.0 million in 2008 from $0.7 million in 2007. The facility bears interest based upon bank prime rate plus a spread. The Company decreased the available amount of its revolving debt facility to $70 million at December 31, 2008 from the $88 million it had arranged in January 2008.

Provision for loan losses

Quest has recorded $13.7 million in specific provisions for loan losses in 2008 as compared to $nil in 2007. The loan losses are primarily a result of the deterioration of the credit markets and a reduction in the property values held as collateral in certain markets in which the Company operates. The Company undertook an analysis of all of its loans as at December 31, 2008 and estimated on a loan by loan basis any requirement for a specific provision for loan losses. As a result of this detailed analysis, management believes there is no need for a general allowance for loan losses.

In establishing the Company’s specific provision for loan losses, management must estimate the net realizable value of properties taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans”. The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in current volatile economic times. There may be significant differences between management’s best estimate of the value of real estate or other assets securing a loan for the purposes of establishing a specific provision for loan losses and the ultimate value realized on that security.

Salaries and bonuses

Salaries and benefits decreased $1.9 million or 38% to $3.1 million in 2008 compared to $5.0 million in 2007. In 2006, salaries and benefits totaled $2.9 million. The reduction between 2007 and 2008 is largely the result of the Company ceasing its management and corporate finance services operations at the end of 2007. The number of employees, in Quest’s lending business, as at December 31, 2008 was 25 compared to 21 as at December 31, 2007. At the time Quest Management Corp. and Quest Securities Corporation were disposed of in December 2007, all 10 employees engaged in management and corporate finance services were terminated. A total of $0.6 million in severance charges were recorded in 2007 relating to these terminations.

Bonus expense decreased $2.8 million or 98% to $0.05 million in 2008 compared to $2.9 million in 2007. As a result of the Company’s performance during the fourth quarter of 2008, no discretionary bonuses have been awarded to senior executives and any accruals recorded prior to the fourth quarter of 2008 have been reversed. Only bonuses to administrative staff have been accrued at December 31, 2008. Bonuses for the year ended December 31, 2007 were $2.9 million compared to $4.2 million in 2006. Bonuses represent amounts under the Company’s discretionary incentive plans paid to officers and employees of the Company.  The Company’s incentive plans include discretionary and non-discretionary components. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors.

Stock based compensation

Stock based compensation decreased $0.1 million or 6% in 2008 to $1.0 million as compared to $1.1 million in 2007. In 2006, stock compensation amounted to $0.5 million, $0.6 million less than in 2007. In 2008, 2,455,000 options were granted to employees and directors and 7,733,336 options expired or were cancelled. In 2007, the number of options granted was 2,855,000 and 400,000 options expired. The expense related to options is recorded on a straight line basis over the expected vesting term of the option (usually three years).

Legal and professional fees

Legal and professional fees decreased $1.6 million or 54% to $1.3 million in 2008 as compared to $2.9 million in 2007 with a further comparison to $1.9 million in 2006. The decrease is primarily due to fewer advisory services being required in 2008 as compared to 2007. In 2007 there were non-recurring advisory expenses related to tax planning and advisory fees with respect to the Company’s conversion to a MIC, Sarbanes-Oxley Act (“SOX”) legislation compliance, including the provision of an internal audit function by external consultants and tax compliance fees related to the re-filing of prior years US tax returns. In 2008, Quest employed an internal auditor to assist in SOX compliance, which expense is included in salaries.

Resource asset related expenses

These expenses relate to the costs to fund reclamation and closure obligations at the Castle Mountain property and are over and above the amounts set aside in the asset retirement obligation (“ARO”) account. The increase of $0.4 million in expense in 2008 to $0.5 million as compared to $0.1 million in 2007 was primarily due to the required cost of drilling an additional water well for testing purposes. There was an expense recovery of $0.1 million in 2006.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have decreased $0.7 million or 22% to $2.6 million in 2008 from $3.4 million in 2007 with a further comparison to $1.8 million in 2006.  The decrease in 2008 from 2007 is largely a result of cost containment and fewer non-recurring charges in 2008.

Provision for income taxes

The year 2008 was Quest’s first as a MIC. The provision for income taxes in the statement of income reflects the deduction from taxable income of dividends paid during the year resulting in a corresponding low tax charge. A tax recovery of $1.0 million has been recorded in 2008 as a result of Quest paying more dividends than its taxable income. For fiscal years 2007 and 2006, the Company was not a MIC and was not able to deduct dividends paid from taxable income and consequently the tax expense of those years is much higher than in 2008.

Net income

For the year ended December 31, 2008, the Company had net income of $22.8 million (or $0.16 EPS - diluted) compared to net income of $23.7 million (or $0.16 EPS - diluted) in 2007 and $43.7 million (or $0.31 EPS - diluted) in 2006.

Comprehensive income

At December 31, 2008 and 2007, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value.  As a result, there is no accumulated other comprehensive income to report for the year ended December 31, 2008. Consequently comprehensive income is $22.8 million in 2008, the same as net income. In 2007 the transition adjustment of $2.2 million at January 1, 2007 relating to investments was realized due to dispositions of all of these assets during 2007, resulting in 2007 comprehensive income of $21.4 million.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)
	2008		2007		2006
Asset mix	$	%	$	%	$	%
Cash deposits	1,621	1%	30,484	9%	9,506	3%
Marketable securities and investments	-	-	-	-	11,845	4%
Loans	372,084	97%	277,710	85%	264,902	87%
Future income tax asset	4,944	1%	3,916	1%	14,500	5%
Other	5,606	1%	13,634	5%	4,984	1%
	384,255	100%	325,744	100%	305,737	100%

Cash, marketable securities and investments

The Company’s cash resources at December 31, 2008 were $1.6 million as compared to $30.5 million as at December 31, 2007.  Cash deposits include cash balances with major Canadian chartered banks. The Company’s cash balances will vary depending on the timing of loans advanced and repaid. Quest attempts to maintain a low cash deposit equivalent balance when it has drawn on its revolving debt facility.

As explained elsewhere in this MD&A, the Company disposed of its marketable securities and investments during 2007 in part to attain MIC eligibility.

Loans

The Company’s loan portfolio continued to grow in 2008 to $372.1 million at year end representing a $94.4 million or 34% increase over the previous year’s portfolio balance of $277.7 million. The increase was accomplished primarily through the utilization of the Company’s revolving debt facility and its opening cash position.  As at December 31, 2008, 99% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 96% as at December 31, 2007.

As at December 31, 2008, Quest’s loan portfolio consisted of 57 loans of which 53 were mortgages secured by real estate and 4 were bridge loans secured by various mining and energy related assets.  The following table highlights the evolution of the portfolio by asset type over the last three years:

Table 4 – Loan Portfolio
($ thousands)

	2008		2007		2006
	$	%	$	%	$	%
Principal Outstanding
Mortgages
Land under development	172,076	45%	151,607	52%	138,181	49%
Real estate – residential	35,954	9%	22,752	8%	5,600	2%
Real estate – commercial	64,784	17%	51,123	18%	80,678	29%
Construction	109,667	28%	54,162	18%	15,590	6%
Total mortgages	382,481	99%	279,644	96%	240,049	86%
Bridge loans	5,106	1%	10,549	4%	38,824	14%
Total principal outstanding	387,587	100%	290,193	100%	278,873	100%
Prepaid and accrued interest, net	952		(8,877)		(9,391)
Deferred loan fees and other, net	(2,720)		(3,606)		(3,994)
Allowance for loan losses	(13,735)		-		(586)

As recorded on balance sheet	372,084		277,710		264,902

On a gross basis (including loans syndicated), the Company funded $329.7 million in loans in 2008, an increase of $1.7 million or 0.5% over the gross loans funded of $328.0 million in 2007.  The Company funded (net of syndications) $ 270.6 million of loans during 2008, an increase of $20.5 million or 8% compared to a net of $250.1 million funded during 2007. As mentioned above, the Company will syndicate a loan, in certain instances, if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower.

The following table illustrates loan continuity on a net basis. The decrease in repayments and other in 2008 to $173.2 million from $238.8 million in 2007 is due, in part, to certain loans not being repaid at their 2008 maturity dates as a result of certain borrowers’ inability to obtain alternative financing to make these payments. This is also a contributing factor in the increase in impaired loans as at December 31, 2008.

Table 5 – Loan Principal Continuity
($ thousands)

	2008	2007	2006
	$	$	$
Principal balance, beginning of year	290,193	278,873	125,903
Loans funded (net)	270,637	250,123	255,373
Loans repaid and other (net)	(173,243)	(238,803)	(102,403)
Principal balance, end of year	387,587	290,193	278,873
Loan renewals included in both loans funded and repaid	91,158	41,731	9,762

Loans repaid and other net of loan renewals in 2008 amounted to $82.1 million compared to $197.1 million in 2007, a decrease of $115.0 million. This decrease in repayments is indicative of Quest’s borrowers being unable to procure alternative financing and of the build up of loans which may become past due and/or impaired.

Quest made no new loan commitments in the fourth quarter of 2008. This course was taken due to increasing uncertainty surrounding the repayment of loans on maturity. Without this certainty, it was deemed prudent to not commit to new loans in a declining real estate market and to reduce the Company’s revolving debt facility.

As at December 31, 2008, the portfolio was comprised of 97% first mortgages and 3% second mortgages. The following table outlines Quest’s continuing evolution towards concentrating on first mortgages:

Table 6 - Priority of Mortgage Security Charges(1)
($ thousands)
	2008		2007		2006
Principal secured by:	$	%	$	%	$	%
1st charges	369,647	97%	259,344	93%	193,144	80%
2nd charges	12,834	3%	20,300	7%	46,905	20%

Total mortgages	382,481	100%	279,644	100%	240,049	100%

1.      Includes mortgage portion of loan portfolio only.

As at December 31, 2008, the mortgage portfolio was concentrated in western Canada, with loans in British Columbia representing 40% of the portfolio, 48% in the Prairies (primarily Alberta) and 12% in Ontario.  The Company expects that the portfolio will continue to be weighted in favour of western Canada for the near term.

The following table indicates the geographic location of the Company’s mortgages at the stated year ends.

Table 7 – Geographic Location of Mortgages(1)
($ thousands)
	2008		2007		2006
Principal outstanding:	$	%	$	%	$	%
British Columbia	151,096	40%	160,986	58%	115,111	48%
Prairies	183,217	48%	101,158	36%	93,798	39%
Ontario	48,168	12%	17,500	6%	31,140	13%

Total mortgages	382,481	100%	279,644	100%	240,049	100%

(1).      Includes mortgage portion of loan portfolio only.

Credit quality and impaired loans

As part of the Company’s security, full corporate and/or personal guarantees are typically required from the borrower in addition to the property securing the mortgage.  Where in Quest’s opinion the real estate security alone is not sufficient to meet Quest’s lending criteria management requires additional collateral on other real estate owned by the borrower or letters of credit.  Management reviews the portfolio on a regular basis to estimate the value of the underlying security and if credit conditions have adversely impacted the carrying value of the loan, suitable action is taken.

As at December 31, 2008, Quest had four loans totaling $41.9 million which were classified as Past Due Loans that are not Impaired. One loan for $5.3 million which was past its due date was repaid in full subsequent to year end. The other three loans ($36.6 million) which were past maturity have been renewed subsequent to year end and are performing.  These loans are not classified as impaired because they are less than 90 days past due and are fully secured and there is reasonable assurance of collection of principal and accrued interest.

As at December 31, 2008, the Company had fourteen non-performing loans in the amount of $103.7 million (2007 - $7.5 million) on which remedial action has been undertaken. On ten of these loans totaling $56.5 million, the Company has provided aggregate specific reserves for credit losses of $13.7 million.  For the remaining four impaired loans, totaling $47.2 million, management has not provided for any specific loan losses as the estimated net realizable value of the collateral securing the loans is in excess of the carrying value of the impaired loans.

In determining whether a loan is impaired, Quest looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears 90 days or greater, the loan is declared to be impaired and non-performing and interest ceases to be recorded on the loan. If there has been a specific incident which gives rise to uncertainty as to the ultimate collectability of a loan, even though the regular loan payments may not be 90 days or over in arrears, the loan is declared to be impaired and non-performing. All impaired loans are analyzed to determine whether there has been a reduction in the value of the real estate and other collateral securing the loan such that the carrying value of the loan is in excess of the value of the security. The value of the security is estimated by management using independent appraisals and other market knowledge. Quest estimates the time required to dispose of the security and computes the discounted estimated net proceeds on disposal of the security at the interest rate inherent in the loan contract to arrive at the present value of the estimated future net proceeds. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a specific provision for loan losses.

Quest has fourteen loans which are classified as impaired of which ten have a specific loan loss provision.  The geographic concentration of these loans is as follows:

•
The Okanagan region of British Columbia: Quest has three impaired loans in this area, which are primarily land loans awaiting re-development amounting to $31.6 million and has made specific provisions for loan losses of $4.8 million related to estimated losses on these loans.

•
Edmonton, Alberta and the surrounding area: Quest had loans on two condominium conversion projects in Edmonton which it has foreclosed on and has an estimated loss of $2.5 million. It also has a loan in Grande Prairie and one northeast of Edmonton where estimated values have decreased to below the carrying value of these loans. The provision for specific losses on these two land loans amounts to $2.3 million. Quest also has a loan secured by resource assets in Alberta where the discounted expected net realizable value of the assets is less than their carrying value and on which a specific loan loss provision of $1.3 million has been recorded.  The gross principal outstanding of all of these loans prior to loan losses is $16.8 million.

•
Quest has a loan (a second mortgage) with a carrying value of $7.6 million on a residential development property in Oakville, Ontario which has been in power of sale proceedings for over one year. There have been two failed sales transactions for the property and it continues to be the subject of litigation. As a result of a deterioration of property values brought on by the current economic recession, the specific provision for losses on this loan has increased from $nil at December 31, 2007 to $2.9 million at December 31, 2008. Subsequent to December 31, 2008, Quest bought out the $3.8 million first mortgage on this property to protect its overall investment.

Quest uses various methods to estimate the current net realizable value for its impaired loans. Most important amongst these is the requisition of independent appraisals from recognized national appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales over the past six months has reduced the number of recent comparable transactions on which appraisals may be based and consequently, this has made it difficult to accurately appraise certain of the types of properties on which Quest lends. This leads to significant measurement uncertainty and the ultimate net realizable values for real estate by which an impaired loan is secured may be materially different than that estimated by management.

Future income taxes and other assets

The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions against future taxable income. In 2008, the future income tax asset increased $1.0 million to $4.9 million at December 31 compared to $3.9 million at December 31, 2007.  This increase is a result of recognizing the tax benefits of increased non-capital losses in 2008 as compared to 2007.  The balance of non-capital losses carried forward at December 31, 2008 is $9.1 million, up $2.4 million from the $6.7 million at December 31, 2007 primarily as a result of the Company paying out 108% of its income before taxes in dividends, thus creating new non-capital losses to be used in future years.  The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at December 31, 2008 includes $4 million of restricted cash, of which $2.3 million was held in trust to fund borrowers' future interest payments as compared to $12.5 million and $10.5 million respectively at December 31, 2007.

Liabilities

Total liabilities at December 31, 2008 were $93.3 million as compared to $35.1 million, as at December 31, 2007 representing a $58.2 million or 166% increase.  The largest components of total liabilities were the Company’s revolving debt facility and preferred share liability.  At year end, the Company had an authorized $70.0 million revolving debt facility, upon which the Company had drawn $50.9 million.  This facility is used to fund loans, as well as to bridge any gap between loan advances and loan repayments.  In December 2008, the Company raised $40 million in a 13.5% cumulative preferred share private placement for liquidity purposes and to pay down its revolving debt facility. The redeemable and retractable preferred shares are classified as liabilities under GAAP.  They may not be redeemed or retracted without the permission of the Company’s bankers prior to January 2010.  They are required to be redeemed by December 31, 2010.

Capital management

Quest’s shareholders’ equity has increased $0.4 million to $291.0 million as at December 31, 2008 compared to $290.6 million at December 31, 2007.  During 2008, the Company paid out $23.5 million in dividends, approximately 108% of its earnings before taxes. As discussed above, as a MIC, the Company intends to pay out sufficient dividends to reduce taxable income to a negligible amount. The Company paid out more dividends than were required in 2008.

In anticipation of its revolving debt facility maturity in January 2010, the Company decreased available borrowings on the revolving debt facility to $70 million from $88 million in December 2008.  Further information on the impact on the Company’s capital resources is discussed in the “Liquidity Risk” section herein.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2009 – 2013 are $2.1 million.  As well, the Company has committed to fund loan principal as at December 31, 2008 in the amount of $46.3 million. The following table illustrates these obligations due by period:

Table 9 – Contractual obligations ($ thousands)	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years
Office Leases and other	$2,136	$680	$1,431	$25	-
Loan Commitments	46,317	37,654	8,663	-	-
Total	$48,453	$38,334	$10,094	$25	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY AND FOURTH QUARTER RESULTS

Table 10 - Summary of quarterly results ($ thousands, except per share amounts)
	Fourth Qtr 2008	Third Qtr 2008	Second Qtr 2008	First Qtr 2008	Fourth Qtr 2007	Third Qtr 2007	Second Qtr 2007	First Qtr 2007
	$	$	$	$	$	$	$	$
Interest income	11,592	12,547	11,549	11,131	11,133	9,497	9,356	10,124
Other income	30	44	114	120	2,360	2,165	4,336	3,205
Provision for loan losses	10,685	2,600	246	204	-	-	-	-
(Loss) income before taxes	(380)	6,662	8,053	7,484	8,156	7,782	10,735	9,315
Net income	1,848	6,358	7,526	7,099	3,648	5,264	7,366	7,389
Earnings Per Share - Basic	0.01	0.04	0.05	0.05	0.02	0.04	0.05	0.05
Earnings Per Share - Diluted	0.01	0.04	0.05	0.05	0.02	0.04	0.05	0.05
Total Assets	384,255	381,722	366,539	342,491	325,744	304,294	295,798	294,025
Total Liabilities	93,256	86,211	71,015	48,156	35,110	13,125	7,487	6,999

As a result of the increase in non-performing loans on which the recording of interest income has ceased, the Company’s interest income has decreased in the fourth quarter from the third quarter 2008. Prior to the fourth quarter 2008 interest income had generally continued to increase on a quarterly basis as the Company’s loan portfolio had grown.

Other income has decreased in 2008 compared to 2007 as a result of the Company divesting its management and corporate finance services operations in December 2007.

Fourth Quarter

Interest income increased $0.5 million or 4% to $11.6 million during the fourth quarter of 2008 as compared to $11.1 million in the fourth quarter of 2007.

Other income decreased $2.3 million or 99% to $0.01 million during the fourth quarter of 2008 as compared to $2.4 million in the fourth quarter of 2007.  This decrease was due to the sale of all of the Company’s remaining marketable securities and investments in December 2007 to enable Quest to become eligible to be a MIC.

Income before taxes decreased $8.5 million or 105% to a $0.4 million loss during the fourth quarter of 2008 as compared to positive earnings of $8.2 million in the fourth quarter of 2007 primarily as a result of a fourth quarter 2008 provision for loan losses of $10.7 million compared to $nil in the fourth quarter of 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Allowance for loan losses

Loans are stated net of an allowance for loan losses, where required, on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the sections entitled “Provision for loan losses” and “Credit quality and impaired loans” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company had established a general allowance for loan losses to provide for unknown but probable losses in the loan portfolio. As a result of a full-portfolio analysis carried out by the Company on its loan portfolio as at December 31, 2008 and the resulting provision for specific loan losses on any loan requiring these, management concluded that there was no need for a general allowance for loan losses as at December 31, 2008.

Future tax assets and liabilities

The Company has recognized a future tax asset based on its likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds. If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 16 to the consolidated financial statements for the year ended December 31, 2008.

Effective January 1, 2008, the Company has adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see notes 14, 15 and 16 to the consolidated financial statements for the year ended December 31, 2008. Also, refer to “risk and uncertainties” section of this MD&A.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (“IFRS”) over a transition period effective for fiscal periods beginning on or after January 1, 2011.  Management has established a changeover plan to adopt IFRS on January 1, 2011. An implementation team has been created and management has engaged a third-party advisor to assist. Management has not yet started the process of assessing accounting policy choices and elections that are allowed under IFRS. Management is also assessing the impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation process to ensure the plan and goals are met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in notes 4 and 12 of its audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.  The major related party transactions of 2008 involved administration services charged to and by a party related by virtue of having certain directors and officers in common.  In prior years, certain directors or officers of Quest joined the boards of companies in which Quest had invested or to which Quest had provided bridge loan financing to ensure Quest’s interests were represented.  This strategy resulted in a number of related party transactions. As mentioned above, Quest Securities Corporation and Quest Management Corp. were sold to certain officers and directors of Quest at the end of 2007.  These transactions were reviewed and approved by a valuation committee of the Board, comprised of three independent directors.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 26, 2009, the Company had the following common shares and stock options outstanding:

Common shares	148,194,473
Stock options	5,068,413
Fully diluted shares outstanding	153,262,886

As at March 26, 2009, there were no in the money stock options.

As at March 26, 2009, the Company had 20,000,000 first preferred shares Series A outstanding.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lending institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at December 31, 2008, the largest loan in the Company’s loan portfolio was $29 million (7% of the Company’s loan portfolio) and was not impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company will syndicate a portion of its loans as part of its liquidity risk management.

As at December 31, 2008, the Company had drawn $50.8 million on its $70.0 million revolving debt facility and had future loan commitments to borrowers of up to $46.3 million.  Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at December 31, 2008, 76% of the Company’s loan portfolio, or $296 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Due to the current adverse economic climate which is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio, the Company issued a preference share offering and renegotiated certain terms of its revolving debt facility which reduced its debt facility prior to year-end.  There is a risk that a further deterioration of the credit worthiness of loans in the Company’s portfolio could adversely impact the Company’s ability to meet one of its revolving debt facility covenants related to annualized income. The Company does not anticipate any non-compliance with its other covenants, namely minimum equity, interest coverage and tangible assets to debt.  Management is negotiating amendments to its revolving debt facility covenants and anticipates that a new loan agreement will be in place during the second quarter of 2009.  Management expects the amendments will increase its borrowing costs.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments.  In addition, the Company has initiated a number of procedures to assist in its liquidity management including:

•	restricting loan advances to existing lending obligations and protective disbursements and not committing to any new loans prior to repaying the revolving debt facility in full;

•	syndication of existing loans using an A/B priority structure whereby Quest will hold the B portion;

•	negotiating with the preferred shareholders to allow the Company the option of making their dividend payments in common shares of the Company.

As a result of these initiatives, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at December 31, 2008, the Company had 7 variable rate loans priced off the bank prime rate with an aggregate principal of $50.2 million and 50 fixed-rate loans with an aggregate principal of $337.4 million.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Changes in Internal Disclosure Controls and Procedures

There were no changes in the Company’s internal disclosure controls and procedures that occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures or internal controls over financial reporting.

Effective March 17, 2008 Stephen Coffey was appointed Chief Executive Officer (“CEO”) of the Company replacing Brian Bayley who remains as Co-Chairman. Effective May 9, 2008 James Grosdanis was appointed Chief Financial Officer (“CFO”) of the Company replacing the previous CFO. There were no other changes during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Internal Disclosure Controls and Procedures

The CEO and CFO are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements. The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

ECONOMIC OUTLOOK

Many economic observers have noted that the fourth quarter of 2008 and the first quarter of 2009 have been unprecedented in terms of world-wide stock market volatility, central government incursions into the economy and downward asset revaluations. The Canadian experience to date has been somewhat better than the United States for various reasons, but historically, Canada has usually demonstrated similar, if not harsher, results to those of our neighbour to the south.

It is presently uncertain if Canada can weather the economic recession of the next 12 months better than the United States. The Bank of Canada has predicted a very deep, but short, recession. Short term interest rates have been decreased to all-time lows and announced stimulus packages have been of great magnitude in an effort to grease the credit channels and kick-start the continental economy out of the financial morass it finds itself in.

Quest must deal with this economic storm in 2009 and is modifying its operations to do so. An increased emphasis on collections and loan remediation should assist in monetizing the current mortgage portfolio. Quest’s mortgage portfolio is concentrated in western Canada. The western Canadian economy is dependent upon current commodity prices, but to an even greater degree on the outlook for these commodity prices. Currently, this outlook is clouded.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.